Exhibit (1.2)

(TRANSLATION)

REGULATIONS OF THE BOARD OF DIRECTORS

(Amended as of May 11, 2006)

Article 1. Scope of Application

Unless otherwise provided for in laws or regulations or the Articles of Incorporation, matters concerning the Board of Directors shall be provided for in these Regulations.

Article 2. Holding of Meetings

Meetings of the Board of Directors shall consist of ordinary and extraordinary meetings. An Ordinary Meeting of the Board of Directors shall, in principal, be held once every month, and an Extraordinary Meeting of the Board of Directors shall be held whenever necessary.

Article 3. Person to Convene

A meeting of the Board of Directors shall be convened either by the Chairman or by the President (unless otherwise provided for in laws or regulations).

2)	In case the Chairman and the President are unable to so act or their positions are vacant, a meeting of the Board of Directors shall be convened by one (1) of the other Directors in the order previously determined by the Board of Directors.

Article 4. Convocation

A notice of the convocation of a meeting of the Board of Directors shall be dispatched at least two (2) days prior to the date of such meeting; provided, however, that such period may be shortened in the case of emergency.

2)	Notwithstanding the provisions of the preceding paragraph, a meeting of the Board of Directors may be held without taking the convocation procedures with the unanimous consent of all the Directors and the Corporate Auditors.

Article 5. Chairman

The Chairman or the President shall preside over a meeting of the Board of Directors.

2)	In case the Chairman and the President are unable to so act or their positions are vacant, one (1) of the other Directors shall preside over the meeting in the order previously determined by the Board of Directors.

Article 6. Method of Resolution

A resolution of a meeting of the Board of Directors shall be adopted by a majority of the voting rights of the Directors present at the meeting, a quorum for which shall be a majority of the Directors who are eligible to participate in a resolution at the meeting.

2)	Notwithstanding the provisions of the preceding paragraph, in the event that a Director makes a proposal with respect to a matter that is subject to a resolution at a meeting of the Board of Directors, and all the Directors who are eligible to participate in the resolution of such matter have given their consent thereto in writing or through electronic records, the resolution to approve such proposal shall be deemed to be adopted at the meeting of the Board of Directors; provided, however, that this shall not apply if any of the Corporate Auditors raise an objection to such proposal.

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Article 7. Matters to be Resolved

The matters that require a resolution of the Board of Directors shall be as follows:

1.	Matters that require a resolution of the Board of Directors pursuant to the provisions of laws or regulations;

2.	Matters delegated to the Board of Directors pursuant to a resolution made at a general meeting of shareholders;

3.	Matters that require a resolution of the Board of Directors pursuant to the provisions of the Articles of Incorporation;

4.	Other important matters concerning the performance of business.

2)	The Board of Directors shall prescribe standards for (determining which) matters require a resolution at a meeting of the Board of Directors pursuant to the provisions of the preceding paragraph.

Article 8. Measures in Case of Emergency

If, because of an emergency or an unavoidable reason, a matter for resolution set forth in the preceding Article cannot be referred to a meeting of the Board of Directors, the President may perform business without a resolution of the Board of Directors (unless otherwise provided for in laws and regulations or the Articles of Incorporation). In this case, the President shall refer such matter to the next meeting of the Board of Directors, and shall request the approval thereof.

Article 9. Report to Meeting of Board of Directors

Unless otherwise provided for in laws or regulations or the Articles of Incorporation, the Directors shall report the matters that are deemed to be necessary by the Board of Directors, at meetings of the Board of Directors.

2)	The Board of Directors shall provide standards for matters that require a report to a meeting of the Board of Directors pursuant to the provisions of the preceding paragraph.

Article 10. Minutes of Meetings

The substance of proceedings and results of a meeting of the Board of Directors and any matters provided for in the laws or regulations shall be recorded in the minutes, and the Directors and Corporate Auditors present thereat shall affix their names and seals thereto. The minutes shall be kept for ten (10) years by the Company.

Article 11. Amendment and Abolition of Regulations

Amendments or abolition of these Regulations shall be effected by a resolution of the Board of Directors.

Supplementary Provision

Article 1 The provision of Article 6, Paragraph 2 shall take effect when the amendment of the Articles of Incorporation, which is related to the matter provided for in such provision, is approved at the Meeting of Shareholders of the Company.

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